UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 000-51604

ACTIONS SEMICONDUCTOR CO., LTD.

(Translation of Registrant’s name into English)

No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Actions Semiconductor Co., Ltd.

By:	/s/ Nigel Liu
Name:	Nigel Liu
Title:	Chief Financial Officer

Date: September 12, 2016

EXHIBIT INDEX

Exhibit 99.1	Press announcement dated September 12, 2016, relating to Registrant Enters Into Definitive Merger Agreement For Going Private Transaction.